Exhibit 99.2

Galápagos

Q3 Report 2018

Galapagos NV • Q3 Report 2018

CONTENTS

Contents

The Galapagos group

Letter from the management	4
At a glance	7
Risk factors	8
The Galapagos share	9
Disclaimer and other information	10

Financial statements

Unaudited condensed consolidated interim financial statements	13
Notes	20

Other information

Glossary of terms	31
Financial calendar	44
Colophon	44
Contact	44

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Galapagos NV • Q3 Report 2018

The Galapagos group

An overview of Galapagos, its strategy and portfolio in the first nine months of 2018

Filgotinib, a selective JAK1-inhibitor which has shown activity and favorable tolerability in inflammatory diseases.

THE GALAPAGOS GROUP

Letter from the management

—–

Dear shareholders,

This quarter has been a particularly exciting one, and quite a historical one, for our company.

Most importantly, together with our collaboration partner Gilead, we reported positive results for the first Phase 3 trial with our highly selective JAK1 inhibitor filgotinib in the FINCH 2 trial in RA patients. Both the 100 mg and 200 mg doses achieved significantly higher ACR20/50/70 responses than placebo, and all key secondary efficacy endpoints were achieved. Crucially, filgotinib was generally well-tolerated in this new and tough to treat population of rheumatoid arthritis patients with insufficient response to biologics, confirming the beneficial tolerability profile seen in earlier studies. This marks the first Phase 3 trial result for a compound arising from our proprietary discovery platform, and this success brings us closer to our goal of becoming a fully integrated, commercial-stage biopharmaceutical company.

Also for filgotinib, we and our collaboration partner Gilead reported that the TORTUGA Phase 2 trial in ankylosing spondylitis met its primary endpoint, again with tolerability which was very consistent with that previously reported with filgotinib in trials in other indications.

The rest of our pipeline advanced as well. We announced the first dosing in the global ROCCELLA Phase 2 trial with GLPG1972/S201086 in osteoarthritis patients, together with our collaboration partner Servier. Furthermore, we and our collaboration partner MorphoSys signed a global collaboration with Novartis for the further development of MOR106, a monoclonal antibody in development for atopic dermatitis. Novartis is very well-equipped to progress MOR106, given its strong footprint in dermatology. Moreover, we are encouraged by their commitment to explore the potential of MOR106 in additional indications. Novartis bears all future research, development, manufacturing and commercialization costs related to MOR106, while we are eligible for significant milestones and royalties pending the further development of the molecule. Also this quarter, we reported the start of the Phase 1 subcutaneous bridging study for MOR106, marking an important step in our strategy to rapidly progress MOR106 in the clinic.

In short, this was a news-filled quarter both for our flagship program, filgotinib, and for the rest of our growing and rapidly maturing pipeline. Further strengthened by the successful capital raise of €296 million in gross proceeds in September, we confidently look forward to moving full steam ahead in Q4 and beyond.

Operational overview H1 2018

We refer to our H1 2018 report.

Operational overview Q3 2018

Inflammation

•

Announced that the Phase 2 TORTUGA study of filgotinib achieved its primary efficacy endpoint in adults with moderately to severely active ankylosing spondylitis (AS), with no new safety signals reported,

•

Together with collaboration partner Gilead, announced that the FINCH 2 Phase 3 trial with filgotinib achieved its primary endpoint and all key secondary endpoints in RA patients with prior inadequate response to biologics, with tolerability consistent with previous studies,

•	Announced ROCCELLA Phase 2 trial design and the first dosing of GLPG1972/S201086 in our osteoarthritis collaboration with Servier, triggering a €9 million milestone payment,

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

•

Announced a global license agreement for MOR106 with Novartis, together with collaboration partner MorphoSys, triggering a joint upfront payment of €95 million ($111 million). Both companies are eligible for further milestones amounting to up to approximately €850 million ($1 billion) in total, in addition to tiered royalties on net commercial sales in the range of low-teens to low-twenties,

•	Announced the start of the Phase 1 subcutaneous bridging study for MOR106 in atopic dermatitis, together with collaboration partners MorphoSys and Novartis.

Fibrosis

•	Announced the design of the PINTA Phase 2 study with GPR84 inhibitor GLPG1205 in patients with idiopathic pulmonary fibrosis (IPF).

Corporate & other

•

Successfully closed a public offering in the U.S. of 2,961,373 American Depositary Shares (“ADSs”) at a price of $116.50 per ADS, before underwriting discounts, for gross proceeds of €296.2 million, for use in development of our R&D pipeline and general corporate purposes,

•

Together with collaboration partner MorphoSys, announced the U.S. antitrust clearance for the global license agreement for MOR106 with Novartis, following the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act).

Recent events

•	Raised an additional €2 million from warrant exercises in the third quarter,

•

Announced the restructuring of the AbbVie alliance in CF. AbbVie acquires all programs and continues the development of a triple therapy in CF. Galapagos will receive an upfront payment of $45 million from AbbVie. Galapagos will be eligible to receive up to $200 million in milestone payments from AbbVie pending completion of certain pre-defined development, regulatory, and commercial achievements in CF by AbbVie. In the event AbbVie receives regulatory approval and realizes commercial sales in CF, Galapagos is further eligible to receive royalties ranging from single digit to low teens. AbbVie further agrees to pay Galapagos tiered single digit royalties of global commercial sales, if approved, from these candidates achieved in indications outside of CF. Galapagos retains exclusive global commercial rights to develop GLPG2737, a candidate C2 corrector, in all indications outside of CF. AbbVie is eligible for future milestone payments and tiered single digit royalties on future global commercial sales, if approved, in indications outside CF.

Q3 2018 financial result

Revenues and other income

Our revenues and other income for the first nine months of 2018 amounted to €205.1 million, compared to €106.4 million in the first nine months of 2017. Revenues (€182.5 million in the first nine months of 2018 compared to €87.9 million in the first nine months of 2017) were higher due to an upfront payment of €47.5 million from Novartis related to the MOR106 program, increased recognition in revenue of the upfront payment related to the filgotinib program with Gilead, and the adoption of IFRS 15 – Revenue from contract with customers on 1 January 2018. IFRS 15 adoption resulted in the recognition for the first nine months of 2018 of €28.0 million of deferred revenues related to previously recognized upfront payments (€3.6 million) and milestones (€24.4 million) under the former applicable standards of IAS 18. We refer to the notes to this interim consolidated financial report for additional information on the impact of the adoption of IFRS 15 on our consolidated financial statements.

Other income increased to €22.6 million for the first nine months of 2018 from €18.5 million for the first nine months of 2017, mainly driven by higher income from R&D incentives.

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

Results

We realized a net loss of €44.2 million for the first nine months of 2018, compared to a net loss of €85.9 million in the first nine months of 2017.

We reported an operating loss amounting to €53.5 million for the first nine months of 2018, compared to an operating loss of €62.6 million for the first nine months of 2017.

Our R&D expenses in the first nine months of 2018 were €231.8 million, compared to €149.2 million for the first nine months of 2017. This planned increase was due mainly to an increase of €61.9 million in subcontracting costs primarily on our filgotinib and GLPG1690 programs. Furthermore, personnel costs were higher, driven by a planned headcount increase. The latter, combined with higher warrant costs, explained the increase in our G&A and S&M expenses which were €26.8 million in the first nine months of 2018, compared to €19.7 million in the first nine months of 2017.

Net financial income in the first nine months of 2018 amounted to €9.0 million, compared to net financial expenses of €23.1 million for the first nine months of 2017, and were primarily attributable to €6.6 million of unrealized exchange gain on our cash position in U.S. dollars (€24.8 million of unrealized exchange loss for the first nine months of 2017).

Liquid assets position

Cash and cash equivalents totaled €1,343.7 million on 30 September 2018.

A net increase of €192.5 million in cash and cash equivalents was recorded during the first nine months of 2018, compared to a net increase of €245.6 million during the first nine months of 2017.

The operating cash burn1 amounted to €100.6 million for the first nine months of 2018, compared to €89.1 million for the first nine months of 2017, and was composed of (i) net cash flows used in operating activities amounting to €94.9 million and (ii) €5.7 million used in investing activities.

Additionally, a U.S. public offering in the third quarter of 2018 generated net proceeds of €281.2 million, while the exercise of warrants in the first nine months of 2018 generated an additional financing cash inflow of €5.3 million. Finally, €6.6 million unrealized positive exchange rate differences were reported on cash and cash equivalents.

Finally, our balance sheet held a receivable from the French government (Crédit d’Impôt Recherche2) amounting to €36.2 million, payable in 4 yearly tranches. Our balance sheet also held a receivable from the Belgian Government for R&D incentives amounting to €44.3 million.

Outlook 2018

We will present more detailed findings from the EQUATOR, TORTUGA, and FINCH 2 trials with filgotinib. We also expect to start dosing in the ISABELA (Phase 3 IPF GLPG1690) and PINTA (Phase 2 IPF GLPG1205) patient trials later in 2018. We will present first data and our development strategy with regard to Toledo, our new program in inflammatory indications.

As a result of the recently announced revision of the AbbVie collaboration agreement in CF, we are reducing our expected operational cash burn1 from the last guided €180-200 million, as mentioned in our H1 2018 report, to €140-160 million in 2018.

We thank you again for your support of Galapagos. We are very proud of what we achieved this quarter, and with the filgotinib FINCH 2 results in hand, we confidently continue to build our path towards becoming a fully integrated biopharma company.

Onno van de Stolpe

CEO

[1]

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the sum of the net cash flows generated / used (–) in operating activities and the net cash flows generated / used (–) in investing activities minus (i) the proceeds or cash used, if any, in acquisitions or disposals of businesses; and (ii) the movement in restricted cash, if any. This alternative performance measure is in our view an important metric for a biotech company in the development stage. For the full year of 2017, the operational cash burn represented €154.1 million.

[2]	Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government.

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

At a glance

Consolidated Key Figures

(thousands of €, if not stated otherwise)

Income statement	Third quarter of 2018	Third quarter of 2017	Nine months ended 30 September 2018	Nine months ended 30 September 2017	Full year 2017
Revenues(*)	94,874	26,945	182,457	87,870	127,087
Other income	8,334	6,378	22,623	18,484	28,830
R&D expenditure	(80,314)	(56,313)	(231,758)	(149,226)	(218,502)
S, G&A expenses	(10,623)	(6,661)	(26,837)	(19,681)	(27,218)
Operating expenses	(90,937)	(62,974)	(258,595)	(168,907)	(245,720)
Operating gain / loss (–)	12,271	(29,651)	(53,515)	(62,552)	(89,802)
Net financial results	2,091	(6,888)	8,958	(23,142)	(25,705)
Taxes	480	(69)	343	(161)	(198)
Net gain / loss (–)	14,841	(36,608)	(44,215)	(85,855)	(115,704)
Balance sheet
Cash and cash equivalents	1,343,668	1,218,856	1,343,668	1,218,856	1,151,211
R&D incentives receivables	80,447	76,153	80,447	76,153	75,783
Assets	1,485,551	1,331,373	1,485,551	1,331,373	1,286,274
Shareholders’ equity(*)	1,188,222	1,036,932	1,188,222	1,036,932	1,011,983
Deferred income(*)	209,742	238,431	209,742	238,431	219,892
Other liabilities	87,587	56,009	87,587	56,009	54,399
Cash flow
Operational cash burn(**)	(5,571)	(35,700)	(100,574)	(89,078)	(154,089)
Cash flow generated in financing activities	281,181	245	286,435	353,018	353,357
Effect of currency exchange rate fluctuation on cash and cash equivalents	1,292	(7,670)	6,596	(24,777)	(27,808)
Increase / decrease (–) in cash and cash equivalents	276,901	(43,205)	192,456	245,615	177,970
Cash and cash equivalents at the end of the period	1,343,668	1,218,856	1,343,668	1,218,856	1,151,211
Financial ratios
Number of shares issued at the end of the period	54,299,136	50,895,778	54,299,136	50,895,778	50,936,778
Basic gain / loss (–) per share (in €)	0.29	(0.73)	(0.86)	(1.75)	(2.34)
Diluted gain / loss (–) per share (in €)	0.28	(0.73)	(0.86)	(1.75)	(2.34)
Share price at the end of the period (in €)	97.42	86.19	97.42	86.19	78.98
Total group employees at the end of the period (number)	712	578	712	578	600

(*)

Our revenues, shareholders’ equity and deferred income for the third quarter of 2018 and the nine months ended 30 September 2018 were influenced by the adoption of the new standard IFRS 15 – Revenue from contracts with customers, on 1 January 2018. We refer to the notes of this interim consolidated financial report for additional information.

(**)

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the sum of the net cash flows generated / used (–) in operating activities and the net cash flows generated / used (–) in investing activities minus (i) the proceeds or cash used, if any, in acquisitions or disposals of businesses; and (ii) the movement in restricted cash, if any. This alternative performance measure is in our view an important metric for a biotech company in the development stage.

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

Employees per site as of 30 September 2018

Risk factors

We refer to the description of risk factors in the 2017 annual report, pp. 48-56, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 5-45. In summary, the principal risks and uncertainties faced by us relate to: product development, regulatory approval and commercialization; our reliance on third parties (including that our collaborators may not elect to advance the product candidates on which we collaborate. In particular, AbbVie may decide not to proceed with any of the contemplated triple combination therapies for the treatment of CF); our financial position and need for additional capital; our competitive position; our intellectual property; our organization, structure and operation (including but not limited to certain risks related to our status as a U.S. publicly listed company) and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2017 annual report, pp. 132-135, which remains valid.

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

The Galapagos share

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

Disclaimer and other information

—–

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company and references to “we,” “our,” “the group,” or “Galapagos” include Galapagos NV together with its subsidiaries.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request to be addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Listings

Euronext Amsterdam and Brussels: GLPG

NASDAQ: GLPG

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”, the information provided in the section captioned “Outlook 2018”, guidance from management regarding the expected operational use of cash during financial year 2018, statements regarding the development of a potential triple combination therapy for cystic fibrosis patients and the possible activity and clinical utility of such potential triple combination therapy, statements regarding our CF collaboration with AbbVie, statements regarding potential future payments to be made to Galapagos under the licensing agreement for MOR106 and statements regarding the expected timing, design and readouts of ongoing and planned preclinical and clinical trials (i) with filgotinib in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications, (ii) with GLPG2222, GLPG2737, GLPG2851, GLPG2451, and GLPG3067 or combinations thereof in cystic fibrosis, (iii) with GLPG1690 and GLPG1205 in IPF, (iv) with GLPG1972 in osteoarthritis, and (v) with MOR106 in atopic dermatitis. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any

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Galapagos NV • Q3 Report 2018

THE GALAPAGOS GROUP

historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2018 revenues and financial results and our 2018 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from our clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, cystic fibrosis, idiopathic pulmonary fibrosis, osteoarthritis, atopic dermatitis, and other inflammatory indications may not support registration or further development of our product candidates due to safety, efficacy or other reasons), our reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead, our collaboration partner for cystic fibrosis, AbbVie, our collaboration partner for GLPG1972, Servier, and our collaboration partners for MOR106, Novartis and MorphoSys), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filings and reports, including in our most recent annual report on Form 20-F filed with the SEC and our other filings and reports. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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Galapagos NV • Q3 Report 2018

Financial statements

Filgotinib is currently being evaluated in 11 inflammatory disease areas.

FINANCIAL STATEMENTS

Unaudited condensed consolidated interim financial statements for the first nine months of 2018

—–

Consolidated statements of income and comprehensive income (unaudited)

Consolidated income statement

	Third quarter of		Nine months ended 30 September
(thousands of €, except share and per share data)	2018	2017	2018	2017
Revenues	94,874	26,945	182,457	87,870
Other income	8,334	6,378	22,623	18,484

Total revenues and other income	103,208	33,323	205,080	106,354

Research and development expenses	(80,314)	(56,313)	(231,758)	(149,226)
General and administrative expenses	(9,725)	(5,853)	(24,925)	(17,783)
Sales and marketing expenses	(898)	(808)	(1,912)	(1,898)

Total operating expenses	(90,937)	(62,974)	(258,595)	(168,907)

Operating gain / loss (–)	12,271	(29,651)	(53,515)	(62,552)

Financial income	2,558	1,344	10,667	3,663
Financial expenses	(467)	(8,232)	(1,708)	(26,805)

Gain / loss (–) before tax	14,362	(36,539)	(44,557)	(85,694)

Income taxes	480	(69)	343	(161)
Net gain / loss (–)	14,841	(36,608)	(44,215)	(85,855)

Net gain / loss (–) attributable to:
Owners of the parent	14,841	(36,608)	(44,215)	(85,855)

Basic gain / loss (–) per share	0.29	(0.73)	(0.86)	(1.75)

Diluted gain / loss (–) per share	0.28	(0.73)	(0.86)	(1.75)

The accompanying notes form an integral part of these condensed consolidated financial statements.

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

Consolidated statement of comprehensive income / loss (–)

	Third quarter of		Nine months ended 30 September
(thousands of €)	2018	2017	2018	2017
Net gain / loss (–)	14,841	(36,608)	(44,215)	(85,855)

Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of available-for-sale financial assets	—	(253)	—	(62)
Translation differences, arisen from translating foreign activities	5	(253)	156	(569)

Other comprehensive income / loss (–), net of income tax	5	(506)	156	(631)

Total comprehensive income / loss (–) attributable to:
Owners of the parent	14,846	(37,114)	(44,059)	(86,486)

The accompanying notes form an integral part of these condensed consolidated financial statements.

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

Consolidated statements of financial position

(unaudited)

	30 September	31 December
(thousands of €)	2018	2017
Assets
Intangible assets	2,058	2,495
Property, plant and equipment	18,113	16,692
Deferred tax assets	2,525	1,978
Non-current R&D incentives receivables	68,755	64,001
Non-current restricted cash	1,226	1,158
Other non-current assets	2,474	2,303

Non-current assets	95,151	88,627

Inventories	280	279
Trade and other receivables	25,314	27,966
Current R&D incentives receivables	11,692	11,782
Cash and cash equivalents	1,343,668	1,151,211
Current restricted cash	2,014	–
Other current assets	7,432	6,409

Current assets	1,390,400	1,197,647

Total assets	1,485,551	1,286,274

Equity and liabilities
Share capital	235,672	233,414
Share premium account	1,276,284	993,025
Other reserves	(641)	(1,260)
Translation differences	(1,598)	(1,754)
Accumulated losses	(321,495)	(211,441)

Total equity	1,188,222	1,011,983

Pension liabilities	3,818	3,582
Provisions	57	65
Other non-current liabilities	1,269	1,597
Non-current deferred income	23,083	97,348

Non-current liabilities	28,227	102,592

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

	30 September	31 December
(thousands of €)	2018	2017
Finance lease liabilities	—	9
Trade and other payables	80,721	47,122
Current tax payable	855	865
Accrued charges	867	1,159
Current deferred income	186,659	122,544

Current liabilities	269,102	171,699

Total liabilities	297,329	274,291

Total equity and liabilities	1,485,551	1,286,274

The accompanying notes form an integral part of these condensed consolidated financial statements.

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

Consolidated cash flow statements (unaudited)

	Nine months ended 30 September
(thousands of €)	2018	2017
Cash and cash equivalents at beginning of year	1,151,211	973,241

Net loss	(44,215)	(85,855)
Adjustments for:
Tax income (–) / tax expense	(343)	161
Net financial income (–) / expense	(8,958)	23,142
Depreciation of property, plant and equipment	2,843	2,701
Amortization of intangible fixed assets	1,973	510
Net realized loss on foreign exchange transactions and other financial expenses paid	(352)	(503)
Share-based compensation	18,001	11,697
Decrease in provisions	(8)	(8)
Increase in pension liabilities	236	214
Loss on disposal of financial asset held at fair value through profit or loss	3

	(30,820)	(47,942)

Increase in inventories	(1)	(3)
Increase in receivables	(3,317)	(8,240)
Increase in payables	30,371	16,464
Decrease in deferred income	(93,370)	(47,180)

Cash used in operations	(97,137)	(86,901)

Interest paid	(1,026)	(42)
Interest received	3,252	903
Income taxes paid	(7)	(191)

Net cash flows used in operating activities	(94,918)	(86,231)

Purchase of property, plant and equipment	(4,259)	(2,986)
Purchase of and expenditure in intangible fixed assets	(1,533)	(233)
Proceeds from disposal of property, plant and equipment	1	–
Decrease in restricted cash	–	6,453
Proceeds from sale of financial asset held at fair value through profit or loss	134	372

Net cash flows generated / used (–) in investing activities	(5,657)	3,605

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

	Nine months ended 30 September
(thousands of €)	2018	2017
Repayment of obligations under finance leases and other debts	(6)	(50)
Proceeds from capital and share premium increases, gross amount	296,188	363,924
Issue costs paid related to capital and share premium increases	(15,008)	(15,790)
Proceeds from capital and share premium increases from exercise of warrants	5,261	4,935

Net cash flows generated in financing activities	286,435	353,018

Effect of exchange rate differences on cash and cash equivalents	6,596	(24,777)

Increase in cash and cash equivalents	192,456	245,615

Cash and cash equivalents at end of the period	1,343,668	1,218,856

The accompanying notes form an integral part of these condensed consolidated financial statements.

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2017	223,928	649,135	(1,090)	(1,000)	(112,272)	758,701

Net loss					(85,855)	(85,855)
Other comprehensive income			(569)	(62)		(631)
Total comprehensive income			(569)	(62)	(85,855)	(86,486)
Share-based compensation					11,697	11,697
Issue of new shares	23,331	340,593				363,924
Share issue costs	(15,837)					(15,837)
Exercise of warrants	1,770	3,165				4,935

On 30 September 2017	233,192	992,893	(1,659)	(1,062)	(186,432)	1,036,932

On 31 December 2017	233,414	993,025	(1,754)	(1,260)	(211,441)	1,011,983

Change in accounting policy (modified retrospective application IFRS 15)					(83,220)	(83,220)
Change in accounting policy (modified retrospective application IFRS 9)				619	(619)	—
Restated total equity at 1 January 2018	233,414	993,025	(1,754)	(641)	(295,280)	928,764
Net loss					(44,215)	(44,215)
Other comprehensive income			156	—		156
Total comprehensive income			156	—	(44,215)	(44,059)
Share-based compensation					18,001	18,001
Issue of new shares	16,021	280,167				296,188
Share issue costs	(15,932)					(15,932)
Exercise of warrants	2,169	3,092				5,261

On 30 September 2018	235,672	1,276,284	(1,598)	(641)	(321,495)	1,188,222

The accompanying notes form an integral part of these condensed consolidated financial statements.

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FINANCIAL STATEMENTS

Notes to the unaudited consolidated interim financial statements for the first nine months of 2018

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting‘ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with Galapagos’ Annual Report 2017.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2017, except for the adoption of new standards and interpretations described below.

•	IFRS 15 Revenue from Contracts with Customers, and clarifications on this IFRS (applicable for annual periods beginning on or after 1 January 2018)

•	IFRS 9 Financial Instruments, and subsequent amendments (applicable for annual periods beginning on or after 1 January 2018)

The nature and the effect of these changes were taken into consideration, and the above amendments affected the condensed consolidated interim financial statements as follows:

IFRS 15 Revenue from Contracts with Customers.

We adopted IFRS 15 on 1 January 2018, using the modified retrospective transition method. The adoption of the new standard resulted in a timing difference of revenue recognition between prior accounting standards and IFRS 15. The cumulative effect of initially applying the new revenue standard was recognized as an adjustment to the opening balance of accumulated deficit and deferred income.

To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As a consequence of the adoption of the new IFRS standard on 1 January 2018, our consolidated accumulated losses and deferred income were both increased for an amount of €83.2 million, reflecting the impact of the new standard on the revenue recognition of the considerations received related to our ongoing license and collaboration agreements. Differences in accounting treatment compared to the former standard were identified for (i) the milestones payments previously received in the scope of our license and collaboration agreement for filgotinib with Gilead, and (ii) the upfront and milestone payments received related to the license and collaboration agreement with AbbVie for cystic fibrosis, which were fully recognized in revenue in the previous years under the former applicable IFRS standard. The collaboration agreement with AbbVie for cystic fibrosis was modified in 2016. Under IAS 18 this modification was accounted for as a separate contract. However, based on the contract modification guidance under IFRS 15 we determined that the upfront payment should be recognized over the term of the modified contract. Finally, the deferred income balance related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis was fully reclassified to equity as a consequence of the adoption of the new standard. We refer to the revenues disclosure for further detail.

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FINANCIAL STATEMENTS

IFRS 9 Financial Instruments. The only financial instrument held by the company subject to change in accounting treatment following the adoption of IFRS 9 – Financial Instruments, was the equity investments in a French biotech company classified as available-for-sale financial asset. At 31 December 2017, our balance sheet held shares of this company which were acquired in 2016. The closing price of the share on Euronext as at the end of the year 2017 led to cumulative fair value loss amounting to €0.6 million recognized in other comprehensive income following the accounting treatment applied under IAS 39. Following the adoption of the new IFRS standard on 1 January 2018, and considering that the financial asset should be classified and measured at fair value, with changes in fair value recognized in profit or loss, the cumulative fair value loss of €0.6 million previously recognized in other comprehensive income was reclassified to accumulated losses. Fair value gain amounting to €0.2 million was additionally recognized in profit or loss for the first nine months of 2018.

Other new standards and interpretations applicable for the annual period beginning on 1 January 2018 did not have any impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

Management judgments and estimates

Preparing interim financial statements in compliance with IFRS requires management to make judgments and estimates and to use assumptions that may significantly influence the reported amounts of assets and liabilities, the notes on contingent assets and liabilities on the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates. We refer to note 3 of our 2017 annual report, except for revenue recognition under the new standard IFRS 15 adopted on 1 January 2018, which is described below.

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgement to assess and determine the following:

•	The nature of the contractual performance obligations and whether they are distinct or should be combined with other performance obligations.

•

The pattern of transfer of each promised license and/or R&D activities identified in the contract, sometimes using input or output methods which are based on key assumptions such as forecasted costs and development timelines of our license and collaboration agreements for the assessment of satisfaction of the performance obligation.

The above may significantly influence our financial statements.

We applied the five step model detailed in IFRS 15 to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The positions taken in applying this standard are detailed below.

The substance of our current arrangements is that Galapagos is licensing certain of its intellectual property to collaboration partners and conducts research and development (“R&D”) activities. Such activities result in a service that is the output of Galapagos’ ordinary activities. We generate revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales based milestones and sales based royalties. We assessed that the revenues from our current material licensing and collaboration agreements are in the scope of IFRS 15.

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FINANCIAL STATEMENTS

Collaboration with Gilead

We concluded as follows:

•

We assessed that there is one single performance obligation under the new standards of IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.

•

The transaction price of our agreement with Gilead is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 3 of development.

•

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

•

We have chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from Gilead are to be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

Collaboration with AbbVie

We concluded as follows:

•

We assessed that there is one single performance obligation under the new standards of IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not capable of being distinct and is not distinct in the context of the contract.

•

The transaction price of our agreement with AbbVie is currently composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 1 & 2 of development.

•

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

•

We have chosen an input model to measure the satisfaction of the single performance obligation that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from AbbVie could be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

Collaboration with Servier

The deferred income balance on 31 December 2017 related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis (€5.4 million) was fully reclassified to equity as a consequence of the adoption of the new standard. Any increase in the transaction price from future

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FINANCIAL STATEMENTS

potential development and regulatory milestones, sales based milestones and royalties, will be allocated to the license which was transferred at a point in time and will be fully recognized as revenue at a point in time when achieved, as we assessed that the license confers a right to use the intellectual property to Servier.

Collaboration with Novartis

We concluded as follows:

•

We assessed that there are two distinct performance obligations under the new standards of IFRS 15: the transfer of a license and the performance of R&D activities. This is because we considered that the license is capable of being distinct and is distinct in the context of the contract.

•

The transaction price of our agreement with Novartis is currently composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 2 of development. In addition, the agreed consideration for the R&D activities that Galapagos will still perform up until the end of the Phase 2 of clinical development was also included in the transaction price.

•

The transaction price has been allocated to each of the two distinct performance obligations based on our assessment of their relative stand-alone selling price, this for the R&D activities and using the residual approach to allocate the remainder of the transaction price to the license. Revenues are recognized at a point in time for the transaction price allocated to the transfer of the license as we assessed that the license confers a right to use the intellectual property to Novartis. For the transaction price allocated to the second performance obligation, the R&D activities, revenues are recognized over the estimated service period based on a pattern that reflects the transfer of our services to complete satisfaction of this performance obligation.

•

We have chosen an input model to measure the satisfaction of the performance obligation of the R&D activities that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from Novartis will be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of the performance of the R&D activities.

Seasonality

The impact of seasonality or cyclicality on our operations is not regarded as applicable to the unaudited condensed consolidated interim financial statements.

Details of the unaudited condensed consolidated interim results

Revenues and other income

Revenues

The following table summarizes our revenues for the nine months ended 30 September 2018 and 2017.

	Nine months ended 30 September
(thousands of €)	2018	2017
Recognition of non-refundable upfront payments and license fees	124,616	53,526
Milestone payments	46,219	25,918
Reimbursement income	3,872	2,319
Other revenues	7,750	6,108

Total revenues	182,457	87,870

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FINANCIAL STATEMENTS

The following table summarizes the revenue recognition of the upfront payments, license fees and milestones payments for the nine months ended 30 September 2018 and 2017, as well as the impact of the adoption of IFRS 15. The revenues recognized for the nine months ended 30 September 2018 are presented under the IFRS 15 standard as well as under the former applicable IAS 18 standard, with a comparison to the first nine months of 2017 under the former applicable IAS 18 standard.

				IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
Agreement	Consideration	Consideration	Collaboration start date	Outstanding balance in deferred income as at 31 December 2017	Deferred income reclassified from equity following adoption of IFRS 15	Outstanding balance in deferred income as at 1 January 2018	Revenue recognized, nine months ended 30 September 2018	Revenue recognized, nine months ended 30 September 2018	Revenue recognized, nine months ended 30 September 2017	Outstanding balance in deferred income as at 30 September 2018
	(thousands of $)	(thousands of €)		(thousands of €)
Revenue recognition of considerations received prior to 31 December 2017
Gilead collaboration agreement for filgotinib – Upfront payment	300,000	275,558	January 2016	187,449	—	187,449	63,384	63,384	46,632	124,066
Gilead collaboration agreement for filgotinib – Subscription agreement(*)	N.A.	39,003	January 2016	26,532	—	26,532	8,971	8,971	6,600	17,561
Servier collaboration agreement for osteoarthritis – License fee	N.A.	6,000	June 2010	5,362	(5,362)	—	—	1,149	293	—
AbbVie collaboration agreement for CF – Upfront payment	45,000	34,001	September 2013	—	14,872	14,872	4,761	—	—	10,111

Total upfront payments and license fees:				219,343	9,510	228,853	77,116	73,504	53,526	151,737

Gilead collaboration agreement for filgotinib – Milestone payments	70,000	64,435	January 2016	—	43,832	43,832	14,821	—	9,354	29,011
AbbVie collaboration agreement for CF – Milestone payments	77,500	68,310	September 2013	—	29,878	29,878	9,565	—	16,564	20,313

Total milestones:				—	73,710	73,710	24,387	—	25,918	49,324

Total:				219,343	83,220	302,563	101,502	73,504	79,444	201,061

(*)	deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39 Financial instruments: recognition and measurement

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

				IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
Agreement	Consideration	Consideration	Collaboration start date	Outstanding balance in deferred income as at 31 December 2017	Deferred income reclassified from equity following adoption of IFRS 15	Outstanding balance in deferred income as at 1 January 2018	Revenue recognized, nine months ended 30 September 2018	Revenue recognized, nine months ended 30 September 2018	Revenue recognized, nine months ended 30 September 2017	Outstanding balance in deferred income as at 30 September 2018
	(thousands of $)	(thousands of €)		(thousands of €)
Revenue recognition of considerations in the nine months ended 30 September 2018
Novartis collaboration agreement for MOR106 – Upfront payment	N.A.	47,500	September 2018				47,500			—

Total upfront payments and license fees:							47,500			—

Gilead collaboration agreement for filgotinib – Milestone payments	15,000	12,418	January 2016				6,827			5,591
AbbVie collaboration agreement for CF – Milestone payments	10,000	8,548	September 2013				6,006			2,542
Servier collaboration agreement for osteoarthritis – Milestone payment	N.A.	9,000	June 2010				9,000			—

Total milestones:							21,833			8,133

Total:							69,333			8,133

Grand total: upfront payments and license fees and milestones							170,835			209,194

(*)	deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39 Financial instruments: recognition and measurement

The adoption of IFRS 15 Revenue from contracts with customers resulted in a timing difference of revenue recognition between IAS 18 and IFRS 15 which negatively impacted the accumulated losses and increased the amount of deferred income (contract liabilities) by an amount of €83.2 million, as shown in the table above (column “Deferred income reclassified from equity following adoption of IFRS 15”). We elected the modified retrospective method for the transition which foresees that prior period figures remain as reported under the previous standard and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (beginning of the year 2018).

For the first nine months of 2018, €94.0 million of deferred income related to the Gilead collaboration agreement were recognized in revenue under IFRS 15 in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of (i) €63.4 million related to the upfront license fee, (ii) €9.0 million related to the deferred income triggered by the accounting treatment of the share subscription agreement under IAS 39 Financial Instruments: recognition and measurement, (iii) €14.8 million related to milestone payments received prior to 31 December 2017, and (iv) €6.8 million related to milestone payments received in the first nine months of 2018. The outstanding balance of deferred income from the Gilead collaboration agreement at the end of September 2018 amounted to €176.2 million of which €16.5 million was reported as non-current deferred income.

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

For the first nine months of 2018, €20.4 million of deferred income related to the AbbVie collaboration agreement were recognized in revenue under IFRS 15 in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of (i) €4.8 million related to the upfront license fee, (ii) €9.6 million related to milestone payments received in previous years and (iii) €6.0 million related to milestones achieved in the first nine months of 2018. The outstanding balance of deferred income from the AbbVie collaboration agreement at the end of September 2018 amounted to €33.0 million of which €6.6 million was reported as non-current deferred income.

As of the end of the reporting period of the first nine months of 2018, no conclusion had been reached with regard to the review of our collaboration with AbbVie. Consequently, our revenue recognition method remained unchanged.

On 19 July 2018, MorphoSys and Galapagos announced signing of a global exclusive license agreement with Novartis covering the development and commercialization of the joint program MOR106, a monoclonal antibody directed against IL-17C, which will be developed further in atopic dermatitis (AtD) and potentially other indications. MorphoSys and Galapagos received equal share of an upfront payment of €95 million and are entitled to potential future milestone payments of up to approximately €850 million plus royalties up to low-teens to low-twenties. Novartis will bear all future research, development, manufacturing and commercialization costs related to MOR106.

For the first nine months of 2018 the upfront payment received from Novartis of €47.5 million related to the MOR106 program and the milestone payment of €9.0 million related to the collaboration agreement for osteoarthritis with Servier, were fully recognized in revenue.

Other revenues

Other revenues mainly consisted in service revenues from our fee-for-service business for €7.7 million, as reported under the segment information disclosure below.

Other income

The following table summarizes our other income for the nine months ended 30 September 2018 and 2017.

	Nine months ended 30 September
(thousands of €)	2018	2017
Grant income	1,314	690
Other income	21,309	17,794

Total other income	22,623	18,484

Other income increased to €22.6 million for the first nine months of 2018 from €18.5 million for the first nine months of 2017, mainly driven by higher income from R&D incentives.

Segment information

We have two operating segments: R&D and our fee-for-service business Fidelta, located in Croatia.

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

	Segment information for the nine months ended 30 September 2018
(thousands of €)	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	174,770	7,687		182,457
Internal revenue		5,826	(5,826)	—
Other income	22,614	9		22,623

Revenues & other income	197,384	13,522	(5,826)	205,080

Segment result	(38,186)	2,672		(35,514)

Unallocated expenses(1)				(18,001)

Operating loss				(53,515)

Financial (expenses) / income(2)				8,958

Result before tax				(44,557)

Income taxes(2)				343

Net loss				(44,215)

(1)	Unallocated expenses consist of expenses for warrant plans under IFRS 2 Share based payments.
(2)

Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

	Segment information for the nine months ended 30 September 2017
(thousands of €)	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	81,830	6,040		87,870
Internal revenue		4,024	(4,024)	—
Other income	18,469	14		18,484

Revenues & other income	100,299	10,078	(4,024)	106,354

Segment result	(50,774)	(81)		(50,855)

Unallocated expenses(1)				(11,697)

Operating loss				(62,552)

Financial (expenses) / income(2)				(23,142)

Result before tax				(85,694)

Income taxes(2)				(161)

Net loss				(85,855)

(1)	Unallocated expenses consist of expenses for warrant plans under IFRS 2 Share based payments.
(2)

Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

The basis of accounting for any transactions between operating segments is consistent with transactions with third parties.

Liquid assets position

Cash and cash equivalents totaled €1,343.7 million on 30 September 2018.

Cash and cash equivalents at 30 September 2018 comprised cash and cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy may allow short term deposits with an original maturity exceeding

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €626.8 million of term deposits with an original maturity longer than three months but which are available upon one month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €149.4 million and aim at meeting short-term cash commitments, while reducing the counterparty risk of investment.

	30 September	31 December
(thousands of €)	2018	2017
Cash at banks	567,506	288,052
Term deposits	626,776	713,446
Money market funds	149,382	149,711
Cash on hand	3	3

Total cash and cash equivalents	1,343,668	1,151,211

On 30 September 2018, our cash and cash equivalents included $231.0 million held in U.S. dollars which could generate foreign exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Finally, our balance sheet held R&D incentives receivables from the French government (Crédit d’Impôt Recherche) amounting to €36.2 million as of 30 September 2018, to be received in four yearly tranches. Our balance sheet also held R&D incentives receivables from the Belgian Government amounting to €44.3 million as at 30 September 2018.

Capital increase

On 30 September 2018, Galapagos NV’s share capital was represented by 54,299,136 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the nine-month period ended 30 September 2018.

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FINANCIAL STATEMENTS

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
On 1 January 2018	50,936,778	233,414	993,025	1,226,439
20 March 2018: exercise of warrants	298,184	1,613	2,311	3,924	13.16	83.72
20 June 2018: exercise of warrants	102,801	556	781	1,337	13.01	85.00
17 September 2018: U.S. public offering
ADSs (fully paid)	2,961,373	16,021	280,167	296,188
Underwriter discounts and offering expenses (paid)		(15,008)		(15,008)
Offering expenses still to be paid at 30 September 2018		(924)		(924)
Total U.S. public offering	2,961,373	89	280,167	280,256		99.68

On 30 September 2018	54,299,136	235,672	1,276,284	1,511,956

Contingencies and commitments

Contractual obligations and commitments

We entered into lease agreements for office and laboratories which qualify as operating leases. We also have certain purchase commitments principally with contract research organizations and certain collaboration partners.

On 30 September 2018 we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating lease obligations	27,925	4,724	9,391	6,597	7,213
Purchase commitments	195,518	119,792	66,228	9,498	—

Total contractual obligations & commitments	223,442	124,515	75,619	16,095	7,213

On 31 December 2017, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating lease obligations	26,346	4,150	7,820	6,010	8,366
Purchase commitments	65,246	53,010	11,233	1,002	—

Total contractual obligations & commitments	91,592	57,160	19,053	7,012	8,366

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Galapagos NV • Q3 Report 2018

FINANCIAL STATEMENTS

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €88.5 million at 30 September 2018 (€129.0 million at 31 December 2017), for which we have direct purchase commitments of €5.0 million at 30 September 2018 (€10.1 million at 31 December 2017) reflected in the tables above.

Contingent liabilities and assets

We refer to our annual report 2017 for contingent liabilities and assets.

Related party transactions

On 19 April 2018, the members of the board of directors and the executive committee were offered new warrants under Warrant Plan 2018, subject to acceptance. The final number of accepted warrants under Warrant Plan 2018 was enacted by notary deed on 24 August 2018. Under Warrant Plan 2018, the warrants have an exercise term of eight years as of the date of the offer. The exercise price of the warrants is €79.88. Each warrant gives the right to subscribe for one new Galapagos share. As regards the directors, the warrants vest over a period of 36 months at a rate of 1/36th per month. As regards the other beneficiaries, the warrants vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The warrants are not transferable and can in principle not be exercised prior to 1 January 2022.

The table below sets forth the number of warrants accepted under Warrant Plan 2018 by each member of the board and executive committee in office during the first nine months of 2018:

Name	Title	Number of 2018 warrants accepted
Onno van de Stolpe	Chief Executive Officer; Executive director	100,000
Raj Parekh	Non-executive director; Chairman of the board	15,000
Werner Cautreels	Non-executive director	7,500
Harrold van Barlingen(*)	Non-executive director	—
Howard Rowe	Non-executive director	7,500
Katrine Bosley	Non-executive director	7,500
Christine Mummery	Non-executive director	7,500
Mary Kerr	Non-executive director	7,500
Piet Wigerinck	Chief Scientific Officer	60,000
Bart Filius	Chief Operating Officer; Chief Financial Officer	80,000
Andre Hoekema	Chief Business Officer	50,000
Walid Abi-Saab	Chief Medical Officer	60,000

(*)	Dr. Van Barlingen’s mandate as director of Galapagos NV ended on 24 April 2018.

During the first nine months of 2018, there were no changes to related party transactions disclosed in the 2017 annual report that potentially had a material impact on the financials of the first nine months of 2018.

Events after the end of the reporting period

On 3 October 2018, 135,485 warrants were exercised at various exercise prices, resulting in a share capital increase (including issuance premium) of €2.0 million and the issuance of 135,485 new shares. On 3 October 2018, Galapagos NV’s share capital was represented by 54,434,621 shares. All shares were issued, fully paid up and of the same class.

Approval of interim financial statements

The interim financial statements were approved by the board of directors on 22 October 2018.

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Galapagos NV • Q3 Report 2018

OTHER INFORMATION

Glossary of terms

–—

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5

ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on NASDAQ with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

ALBATROSS

A Phase 2 trial to evaluate GLPG2222 in ivacaftor-treated CF patients with the Class II mutation on one allele

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back

(anti-)TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

ASDAS

Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measured ASDAS scores in the TORTUGA trial with filgotinib in AS

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Galapagos NV • Q3 Report 2018

OTHER INFORMATION

Atherogenic index

Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Atopic dermatitis (AtD)

Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)

An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model

A pre-clinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

CDAI

Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic Fibrosis Transmembrane conductance Regulator protein. CFTR is an ion channel that transports chloride and thiocyanate ions across epithelial cell membranes. Mutations in the CFTR gene, that codes for the CFTR protein, cause CF

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OTHER INFORMATION

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Class II mutation

A genetic mutation in CF resulting in errors in CFTR folding, transport of functional CFTR to the cell membrane, and CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. About 90% of CF patients are carriers of the Class II mutation. It is believed that a potentiator and multiple correctors will be needed to address the CFTR malfunction of Class II mutation patients. Orkambi and Symdeko are the only approved disease-modifying therapies for Class II mutation patients today

Class III mutation

A genetic mutation in CF resulting in errors in CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. Approximately 8% of CF patients are carriers of the Class III mutation. It is believed that a potentiator is needed to address the malfunction of Class III mutation patients. Kalydeco is the only approved disease-modifying therapy for Class III mutation patients today

Clinical Proof of Concept (PoC)

Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization

Organization which provides drug discovery and development services

Corrector drug

Drug that restores the correct protein formation in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the channel function of the CFTR

Crohn’s disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

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Dactylitis

Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis will be measured in the EQUATOR trial with filgotinib in psoriatic arthritis

DARWIN

Phase 2 program for filgotinib in RA. Completed and reported in 2015 (except for the currently still ongoing DARWIN 3 study). DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally. DARWIN 3 is a long term extension trial currently ongoing; all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28 (CRP) includes c-reactive protein the score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Development

All activities required to bring a new drug to the market. This includes pre-clinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of pre-clinical candidates

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DLCO

DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

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Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis

Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis

EQUATOR

A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet

An approved drug (pirfenidone) for IPF, marketed by Roche

FALCON

Our first clinical trial with an investigational combination therapy (GLPG2451, GLPG2222 and GLPG2737) in CF patients

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

FEV

Forced expiratory volume measures how much air a person can exhale during a forced breath. The amount of air exhaled may be measured during the first (FEV1), second (FEV2), and/or third seconds (FEV3) of the forced breath

Fibrotic score

The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor which showed activity and favorable tolerability in RA and CD patients in Phase 2 trials. Filgotinib is partnered with Gilead. Galapagos and Gilead are running Phase 3 trials with filgotinib in RA, CD, and UC and Phase 2 trials with filgotinib in additional indications. Filgotinib is an investigational drug and its efficacy and safety have not been established

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OTHER INFORMATION

FINCH

Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FLAMINGO

A Phase 2 study to evaluate GLPG2222 in patients with CF with the F508del mutation on both alleles

FLORA

A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results were reported in August 2017

FRI

Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

FVC

Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF

GLPG0634

Molecule number currently known as filgotinib

GLPG1205

A GPR84 inhibitor fully proprietary to us. We initiated a patient trial with GLPG1205 in IPF

GLPG1690

A novel drug targeting autotaxin, with potential application in IPF. Fully proprietary to Galapagos. Topline results from the Phase 2a FLORA trial were reported in August 2017. We plan to dose the first patient in the ISABELA Phase 3 trial in H2 2018.

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GLPG1837

A potentiator product candidate which showed activity and favorable tolerability in the Phase 2 SAPHIRA 1 and 2 trials in Class III CF mutation patients

GLPG1972/S201086

A novel mode-of-action product candidate that is part of the OA collaboration with Servier. Galapagos and Servier announced the design of the ROCCELLA global Phase 2 trial with GLPG1972/S201086

GLPG2222

A C1 (early) corrector drug candidate which showed favorable tolerability in Phase 1 and activity and favorable tolerability in the ALBATROSS Phase 2 trial in combination with Kalydeco in Class III mutation patients and in the FLAMINGO trial as monotherapy in Class II mutation patients

GLPG2451

A potentiator drug candidate which showed favorable tolerability in Phase 1, also in combination with C1 corrector GLPG2222

GLPG2534

A pre-clinical candidate with a novel mode of action. GLPG2534 is expected to enter Phase 1 trials in 2018

GLPG2737

A C2 (late) corrector drug candidate which showed favorable tolerability in a Phase 1 safety trial. GLPG2737 was tested in the PELICAN trial in combination with Orkambi in Class II mutation CF patients

GLPG2851

A C1 (early) corrector drug candidate which entered Phase 1 trials in 2017

GLPG3067

A potentiator drug candidate which showed favorable tolerability in a Phase 1 trial in 2017, in combination with GLPG2222

GLPG3121

A pre-clinical candidate with undisclosed novel mode of action directed toward inflammation

GLPG3312

A pre-clinical candidate with undisclosed mode of action directed toward inflammation

GLPG3499

A pre-clinical candidate with undisclosed mode of action in the IPF program

GLPG3535

A pre-clinical candidate with undisclosed mode of action directed toward pain in the alliance with Calchan

GLPG3667

A pre-clinical candidate with novel mode of action directed toward inflammation

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HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Heterozygous

Genetic term meaning a cell containing different alleles for a gene

Histopathology

Microscopic examination of tissues for manifestations of a disease

Homozygous

Genetic term meaning identical alleles of the gene are present on both homologous chromosomes

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IGUANA

Phase 2 trial together with our partners MophoSys and Novartis, investigating MOR106 in AtD patients

IL-17C

IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Inspiratory capacity

Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

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Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

ISABELA

Phase 3 clinical program investigating GLPG1690 in IPF patients

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

Kalydeco

A potentiator drug (ivacaftor) marketed by Vertex Pharmaceuticals

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA

Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte

Type of white blood cell that is part of the immune system

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

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MOR106

A novel mode-of-action antibody product candidate currently in a Phase 2 trial in AtD patients. MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys and Novartis

MTX

Methotrexate; a first-line therapy for inflammatory diseases

NDA

New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Ofev

An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids

Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Orkambi

A combination potentiator-corrector therapy marketed by Vertex Pharmaceuticals

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PELICAN

Phase 2 trial of C2 corrector GLPG2737 in combination with Orkambi in Class II mutation CF patients

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

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Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

PINTA

Phase 2 trial of GPR84 inhibitor GLPG1205 in IPF patients

Placebo-controlled

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Potentiator drug

Drug that restores the CFTR ion channel opening in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF

Pre-clinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Pre-clinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early pre-clinical testing and has been selected for development, starting with formal pre-clinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis

Extreme itching, as observed in AtD patients

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Psoriatic arthritis

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

QD dosing

Once-daily dosing (qd from the Latin quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA

Global Phase 2 trial together with our collaboration partner Servier, investigating GLPG1972/S201086 in osteoarthritis patients

SAPHIRA

A Phase 2 trial of potentiator GLPG1837 in CF patients carrying a Class III mutation

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION

Phase 3 program evaluating filgotinib in UC patients

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Sjögren’s syndrome

Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

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Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Spondylitis

About 20% of patients with psoriatic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measure spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Sweat chloride

The sweat test measures the concentration of chloride that is excreted in sweat. It is used to screen for CF. Due to defective chloride channels (CFTR), the concentration of chloride in sweat is elevated in individuals with CF

Symdeko

A corrector-potentiator combination for CF patients with the Class II mutation; marketed by Vertex Pharmaceuticals

Target

Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measure tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Tezacaftor

C1 corrector for CF therapy developed by Vertex Pharmaceuticals

TORTUGA

Phase 2 trial with filgotinib in patients with ankylosing spondylitis

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis

Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

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Financial calendar

—–

21 February 2019

(webcast 22 February)

Full Year 2018 Results

Financial year

The financial year starts on 1 January and ends on 31 December.

Auditor

Deloitte Bedrijfsrevisoren B.V. o.v.v.e. CVBA,

represented by Gert Vanhees

Luchthaven Nationaal 1, bus J, 1930

Zaventem, Belgium

Colophon

—–

Concept, design and online programming

nexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.com

Photography & visuals

Aldo Allessi

Nicolas Triballeau

Copy deadline: 24 October 2018

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Contact

—–

Elizabeth Goodwin

Vice President Investor Relations & Corporate

Communications

Galapagos NV

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel. +32 15 34 29 00

Mob. +1 781 460 1784

Email: ir@glpg.com

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